SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: May 2003

                                   Disco S.A.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                         ------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

          Registrant's telephone number, international: +54-11-964-8017

                                    001-14292
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 21, 2003, Disco S.A. (the "Company") submitted a letter to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") informing the Bolsa that the Company received notice from a court ordering the attachment of all the shares in Disco Ahold International Holdings N.V. ("DAIH") held by Velox Retail Holding and 2,168 shares of DAIH (the "Letter to the Bolsa"). An unofficial English translation of the Letter to the Bolsa is attached hereto as Exhibit 1.


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

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: May 23, 2003                 By:  /s/ Lucas Gerardus Baptist de Jong
                                       -----------------------------------------
                                       Name: Lucas Gerardus Baptist de Jong
                                       Title: Vice President acting as President


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

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:


Exhibits        Description
--------        -----------

1.                Unofficial English translation of the Letter to the Bolsa.

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


                                                                      Exhibit 1

                                                   Buenos Aires,  May 21, 2003.

To
Buenos Aires Stock Exchange
(Bolsa de Comercio de Buenos Aires)

                                                              Ref.: C.D. 168466

Dear Sirs,

Reference is made to your note dated May 19, 2003, a copy of which we are filing together with this letter. In that respect, we point out that on April 30, 2003, a written communication ("oficio") from a court was received at Disco S.A.'s (the "Company") main offices addressed to Disco Ahold International Holdings N.V. which was ordered in case No. 6,047/03, lawsuit No. 80,525 "SOTELO BUENAVENTURA, Ruben vs. Banco Montevideo S.A. re/ formal request at Argentine Commercial Court No. 8, Secretary No. 15.

In said written communication, the court ordered an attachment of all the shares in Disco Ahold International Holdings N.V. held by Velox Retail Holding and 2,168 shares of Disco Ahold International Holdings N.V.

The Company informed the Court through a note dated May 15, 2003 stating that said attachment could not be duly carried out since, as was reported to the Buenos Aires Stock Exchange and the National Securities Commission ("Comision Nacional de Valores") on date August 15, 2002 (and published on the Buenos Aires Stock Exchange Bulletin), Velox Retail Holding sold to Royal Ahold Group all of its shares in Disco Ahold International Holdings N.V., as a result of which Velox Retil Holding ceased to own any shares in Disco Ahold International Holdings N.V. from August 2002. Therefore, as of the stated date, Royal Ahold Group controlled 100% of Disco Ahold International Holdings N.V. Likewise, the Court was duly informed that Disco Ahold International Holdings N.V. established a domicile in the Argentine Republic for the sole purpose of its registration as a Disco S.A. shareholder pursuant to Article 123 of the Argentine Companies Act (Law No. 19,550).

Finally, we inform you that Disco S.A. has not received any written judicial communication ordering an attachment on the shares issued by Disco S.A. owned by Disco Ahold International Holdings N.V. and Koninklijke Ahold N.V.

Yours truly,

/s/ Lucas Gerardus Baptist de Jong
----------------------------------
Lucas Gerardus Baptist de Jong
Vice President acting as President


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


                             Disco S.A.            Tel. (54 11) 49 64 80 87
                             Larrea 847, Piso 1    Fax (54 11) 49 64 80 88
                             1117 Buenos Aires     email: Legales@disco.com.ar
                             Republico Argentina   http://www.disco.com.ar